Exhibit 99.1

Li-Cycle Expands Partnership with Ultium Cells LLC;

Li-Cycle to Operate New Lithium-Ion Battery Recycling Facility Co-located with Ultium Cells LLC’s Battery Cell Manufacturing Plant in Ohio

Operations will Utilize Li-Cycle’s Patented Spoke Technology and will be Located On-Site at Ultium Cells’ Plant in Warren, Ohio

Leverages Li-Cycle’s Existing Long-Term Agreement to Process Ultium Cells’ Battery Cell Manufacturing Scrap from the Ohio Plant

New Spoke will Increase Li-Cycle’s Processing Capacity by up to 15,000 tonnes of Lithium-ion Battery Materials per year, bringing Li-Cycle’s Global Recycling Capacity to 55,000 tonnes per year

TORONTO, Ontario and DETROIT, Michigan (January 27, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that the Company will operate its sixth and largest lithium-ion battery recycling Spoke facility at the Ultium Cells LLC (“Ultium Cells”) battery cell manufacturing mega-factory site in Warren, Ohio. Ultium Cells is a joint venture between General Motors and LG Energy Solution. This new Spoke continues Li-Cycle’s strategic execution and focus on growing its integrated Spoke & Hub network in North America, including through commercial partnerships.

The Company’s new Spoke facility will be co-located on the same site as Ultium Cells’ battery cell manufacturing mega-factory currently under construction in Warren, Ohio and will support Li-Cycle’s previously announced multi-year agreement to process the battery manufacturing scrap from that mega-factory. Ultium Cells will construct a new building for the Company’s recycling facility, and Li-Cycle will install and operate its proprietary Spoke technology and equipment at the facility after construction is complete. The co-located Spoke will enhance Li-Cycle’s ability to serve Ultium Cells’ recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products.

The Company expects its Ohio facility to substantially reduce the costs associated with moving and handling battery manufacturing scrap materials, given its proximity to Ultium Cells’ mega-factory. The new Spoke facility will also be optimized for the particular types of battery manufacturing scrap generated at the Ultium Cells plant, enhancing production efficiency. The co-location represents an innovative model for Li-Cycle’s continued execution of its global Spoke & Hub model.

“We’re thrilled to collaborate on this inaugural facility co-located at a key customer site,” said Ajay Kochhar, President, CEO, and co-founder of Li-Cycle. “Building this Spoke facility alongside Ultium Cells’ plant is expected to substantially optimize costs and logistics as we transform manufacturing scrap from the plant into highly valuable material, using our unique, sustainable and fit-for-purpose approach.”

“Our collaboration with Li-Cycle is an instrumental step in improving the sustainability of our components and manufacturing processes. This facility is another bold step forward in our sustainability journey here at Ultium Cells,” said Kevin Kerr, Ultium Cells’ Ohio Plant Director.

Once complete, Li-Cycle’s Ohio Spoke facility will have the capacity to process up to 15,000 tonnes of battery manufacturing scrap and battery materials per year, bringing Li-Cycle’s total global recycling capacity to 55,000 tonnes of lithium-ion battery input per year. The Spoke facility is expected to be operational in early 2023 and is anticipated to create at least 35 new jobs. The primary output product of the Spoke will be black mass, a powder-like substance consisting of a number of highly valuable materials, including lithium, cobalt and nickel, which Li-Cycle will convert into battery grade materials at its Hub facility in Rochester, New York, scheduled for completion in 2023.

About Li-Cycle Holdings Corp. (NYSE: LICY)

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Ultium Cells

Ultium Cells LLC, a joint venture between General Motors and LG Energy Solution, has announced that it will mass-produce Ultium battery cells to advance the push for a zero-emissions, all-electric future. GM and LG Energy Solution are investing in the joint venture to support EV manufacturing in the U.S., and in turn, local jobs, education, career training and infrastructure. Ultium Cells’ battery cell manufacturing mega-factory in Warren, Ohio will equal the size of 30 football fields and create more than 1,200 new jobs. Production is slated for August of 2022. Ultium Cells’ battery cell manufacturing mega-factory in Spring Hill, Tennessee, will be similar in size and create more than 1,300 new jobs. Production is slated for 2023.

CONTACTS

Li-Cycle:

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Ultium Cells:

Brooke Waid

330-766-6873

bwaid@ultiumcell.com

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “expect”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the development and operation of the Ohio Spoke, including the anticipated timing for construction and commissioning of the Spoke. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: the Ohio Spoke, Li-Cycle’s Arizona and Alabama Spokes, its Rochester Hub and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, materials and labor costs, commissioning and ramp-up and, in the case of the Ohio Spoke, any delays associated with the construction and commissioning of Ultium Cells’ Ohio battery cell manufacturing mega-factory; Li-Cycle’s inability to develop its Spokes and its Rochester Hub in a timely manner or on budget and to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap from its partners and other sources; the Ohio Spoke not meeting expectations with respect to its productivity and the ability of Li-Cycle to optimize costs and logistics; market developments (such as increasing EV battery manufacturing volumes in the jurisdictions in which Li-Cycle and its affiliates operate, and trends around battery chemistries in EV applications); Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s insurance may not cover all liabilities and damages it incurs in the operation of its business; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling and recovery processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; and Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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